May 14, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	HomeTrust Bancshares, Inc.

Registration Statement on Form S-1

(File number 333-178817)

Dear Sir or Madam:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join HomeTrust Bancshares, Inc. (the “Company”) in requesting that the Company’s above-referenced registration statement on Form S-1 be declared effective on Monday, May 14, 2012, at 3:00 p.m., Washington, D.C. time, or as soon thereafter as practicable.

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Allan D. Jean
Allan D. Jean Vice President

cc:	Todd K. Schiffman

Assistant Director

Keefe, Bruyette & Woods · 10 S. Wacker Dr., Suite 3400 · Chicago, IL 60606

312.423.8200 · Toll Free: 800.929.6113 · Fax: 312.423.8232